United states

Securities and exchange commission

WashinGton, d.c. 20549

Schedule 13G

Under the securities exchange act of 1934

L & L ENERGY, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

50162D100

(CUSIP Number)

August 14, 2013

(Date of Event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

❑	Rule 13d-1(b)
☑	Rule 13d-1(c)
❑	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON

Ironridge Global IV, Ltd.

IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	❑
	(b)	❑
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0* (See Item 4)

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

2,130,682* (See Item 4)

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,130,682* (See Item 4)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES:	❑

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

5.24%* (See Item 4)

12.	TYPE OF REPORTING PERSON

OO

* Subject to adjustment. (See Item 4)

1.	NAME OF REPORTING PERSON

Ironridge Global Partners, LLC

IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

27-4741201

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0* (See Item 4)

6.	SHARED VOTING POWER

0* (See Item 4)

7.	SOLE DISPOSITIVE POWER

0* (See Item 4)

8.	SHARED DISPOSITIVE POWER

0* (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0* (See Item 4)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES:	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

0%* (See Item 4)

12.	TYPE OF REPORTING PERSON

HC

*Excludes shares owned by Ironridge Global IV, Ltd. (See Item 4)

1.	NAME OF REPORTING PERSON

John C. Kirkland

IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a)	☐
	(b)	☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0* (See Item 4)

6.	SHARED VOTING POWER

0* (See Item 4)

7.	SOLE DISPOSITIVE POWER

0* (See Item 4)

8.	SHARED DISPOSITIVE POWER

0* (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0* (See Item 4)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES:	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

0%* (See Item 4)

12.	TYPE OF REPORTING PERSON

IN

* Excludes shares owned by Ironridge Global IV, Ltd. (See Item 4)

1.	NAME OF REPORTING PERSON

Brendan T. O’Neil

IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a)	❑
	(b)	❑
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0* (See Item 4)

6.	SHARED VOTING POWER

0* (See Item 4)

7.	SOLE DISPOSITIVE POWER

0* (See Item 4)

8.	SHARED DISPOSITIVE POWER

0* (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0* (See Item 4)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES:	❑

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

0%* (See Item 4)

12.	TYPE OF REPORTING PERSON

IN

* Excludes shares owned by Ironridge Global IV, Ltd. (See Item 4)

1.	NAME OF REPORTING PERSON

Richard H. Kreger

IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a)	☐
	(b)	☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0* (See Item 4)

6.	SHARED VOTING POWER

0* (See Item 4)

7.	SOLE DISPOSITIVE POWER

0* (See Item 4)

8.	SHARED DISPOSITIVE POWER

0* (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0* (See Item 4)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES:	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

0%* (See Item 4)

12.	TYPE OF REPORTING PERSON

IN

* Excludes shares owned by Ironridge Global IV, Ltd. (See Item 4)

1.	NAME OF REPORTING PERSON

Keith Coulston

IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a)	☐
	(b)	☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0* (See Item 4)

6.	SHARED VOTING POWER

0* (See Item 4)

7.	SOLE DISPOSITIVE POWER

0* (See Item 4)

8.	SHARED DISPOSITIVE POWER

0* (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0* (See Item 4)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES:	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

0%* (See Item 4)

12.	TYPE OF REPORTING PERSON

IN

* Excludes shares owned by Ironridge Global IV, Ltd. (See Item 4)

ITEM 1	(a)	Name of Issuer:

L & L Energy, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

130 Andover Park East, Suite 200
Seattle, WA 98188

ITEM 2	(a)	Name of Person Filing:

This statement is filed by Ironridge Global IV, Ltd. (“IV”) with respect to shares of common stock beneficially owned by IV, and by Ironridge Global Partners, LLC (“IGP”) and IGP’s managing members John C. Kirkland, Brendan T. O’Neil, Richard H. Kreger and Keith Coulston with respect to the shares that may be obtained by IV.

	(b)	Address of Principal Business Office, or, if None, Residence:

The address of the principal business office of IV is:

Harbour House, 2nd Floor
Waterfront Drive
Road Town, Tortola VG1110
British Virgin Islands

The address of the principal business office of IGP and Messrs. O’Neil and Coulston is:
One Montgomery Tower
1 Montgomery Street, Suite 2575
San Francisco, California 94104-4505

The address of the principal business office of Mr. Kirkland is:

Palisades Village Center
881 Alma Real Drive, Suite 305
Los Angeles, California 90272-3731

The address of the principal business office of Mr. Kreger is:
Chrysler Building
405 Lexington Avenue, 26th Floor
New York, New York 10174-2699

	(c)	Citizenship:

IV is a British Virgin Islands business company. IGP is a Delaware limited liability company.
Messrs. Kirkland, O’Neil, Kreger and Coulston are United States citizens.

	(d)	Title of Class of Securities:

Common Stock

	(e)	CUSIP Number:

50162D100

ITEM 3:		If this Statement if Filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

	❑	a.	Broker or dealer registered under Section 15 of the Exchange Act.
	❑	b.	Bank as defined in Section 3(a)(6) of the Exchange Act.
	❑	c.	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
	❑	d.	Investment company registered under Section 8 of the Investment Company Act.
	❑	e.	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
	❑	f.	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
	❑	g.	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)
	❑	h.	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
	❑	i.	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act
	❑	j.	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4:	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned: See item 9 of cover pages.

	(b)	Percent of class: See item 11 of cover pages.

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote:

		(ii)	Shared power to vote or to direct the vote:

		(iii)	Sole power to dispose or to direct the disposition of:

		(iv)	Shared power to dispose or to direct the disposition of:

See items 5-8 of cover pages.

On August 14, 2013, IV and the issuer settled approximately $5,000,000 in accounts payable of the issuer, in exchange for shares of common stock of the issuer following a Section 3(a)(10) fairness hearing. The payables were owned by IV, which previously agreed to purchase them from vendors and creditors of the issuer in exchange for immediate cash payment of the full amount owed.

In connection with the transaction, IV agreed that none of the reporting persons or their affiliates shall hold any short position in issuer’s common stock, or engage in or effect, directly or indirectly, any short sale of the common stock. In addition, with regard to at least 20% of the final amount of shares to which IV is entitled, the amount of shares sold for the account of IV, together with all sales within the preceding three months, shall not exceed the average weekly reported volume of trading of the issuer’s common stock during the four calendar weeks preceding August 14, 2013.

Pursuant to an order approving stipulation for settlement of claims between IV and the issuer, IV is entitled to receive that number of common shares with an aggregate value equal to 105% of the claim amount, divided by 88% of the following: the closing price of the issuer’s common stock on the date prior to entry of the order, not to exceed the arithmetic average of the volume weighted average prices of any five consecutive trading days during a period equal to that number of consecutive trading days following the date of initial receipt of shares required for the aggregate trading volume to exceed $80 million, less $0.05 per share, all as reported by NASDAQ.

IV is prohibited from receiving any shares of common stock that would cause it to be deemed to beneficially own more than 9.99% of the issuer’s total outstanding shares at any one time. In addition, the total number of shares issued to IV may not exceed 19.99% of the total shares outstanding before the issuance, unless shareholder approval is obtained or the applicable NASDAQ listing rules are waived. IV received an initial issuance of 2,588,888 common shares, and may be required to return or be entitled to receive shares, based on the calculation summarized in the prior paragraph, within the limits of applicable NASDAQ rules. Based on the $2.80 per share closing price on August 13, 2013, IV would be entitled to 2,130,682 shares. For purposes of calculating the percent of class, the reporting persons have assumed that there were 38,549,283 shares of common stock outstanding immediately prior to the issuance of shares to IV, such that the shares initially issued to IV would represent approximately 5.24% of the outstanding common stock after such issuance.

IV is not a registered broker-dealer or an affiliate of a registered broker-dealer. Voting and dispositive power with respect to shares of common stock owned by IV is exercised by David Sims, Director. However, for so long as IV or any of its affiliates holds any shares of common stock, IV shall be a passive shareholder and will not seek to control the issuer or its management; neither IV nor any of its affiliates, including without limitation IGP and Mr. Kirkland, shall: (1) vote any shares of issuer common stock owned or controlled by them, exercising any dissenter’s rights, executing or soliciting any proxies or seeking to advise or influence any person with respect to any voting securities of the issuer; (2) engage or participate in any actions or plans that relate to or would result in, among other things, (a) acquiring additional securities of the issuer, alone or together with any other person, which would result in them collectively beneficially owning or controlling, or being deemed to beneficially own or control, more than 9.99% of the total outstanding common stock or other voting securities of the issuer, (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, (c) a sale or transfer of a material amount of assets, (d) changes in the present board of directors or management of the issuer, (e) material changes in the capitalization or dividend policy of the issuer, (f) any other material change in the issuer’s business or corporate structure, (g) actions which may impede the acquisition of control of the issuer by any person or entity, (h) causing a class of securities of the issuer to be delisted, (i) causing a class of equity securities of the issuer to become eligible for termination of registration; or (3) any actions similar to the foregoing.

Each of IGP and Messrs. Kirkland, O’Neil, Kreger and Coulston disclaims beneficial ownership or control of any of the securities covered by this statement. IGP and Messrs. Kirkland, O’Neil, Kreger and Coulston directly own no shares of the issuer. However, by reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, IGP or Messrs. Kirkland, O’Neil, Kreger and Coulston may be deemed to beneficially own or control the shares owned by IV. Messrs. Kirkland, O’Neil and Kreger are each managing directors, members and 30% beneficial owners of IGP. Mr. Coulston is a director, member and 10% beneficial owner of IGP. IGP is a stockholder and beneficial owner of IV.

ITEM 5:	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following box: ❑

ITEM 6:	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

ITEM 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See Exhibit 1.

ITEM 8:	Identification and Classification of Members of the Group.

Not Applicable.

ITEM 9:	Notice of Dissolution of Group.

Not Applicable.

ITEM 10:	Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	August 14, 2013	IRONRIDGE GLOBAL IV, LTD.

		By:	/s/ David Sims
Name: David Sims
Its: Director

IRONRIDGE GLOBAL PARTNERS, LLC

		By:	/s/ John Kirkland
Name:	John Kirkland
Its: Managing Director

/s/ John C. Kirkland
John C. Kirkland

/s/ Brendan T. O’Neil
Brendan T. O’Neil
/s/ Richard H. Kreger
Richard H. Kreger

/s/ Keith Coulston
Keith Coulston

EXHIBIT INDEX TO SCHEDULE 13G

EXHIBIT 1

Exhibit Stating Identity of Relevant Subsidiary per Item 7 of Schedule 13G.

EXHIBIT 2

Joint Filing Agreement among Ironridge Global IV, Ltd., Ironridge Global Partners, LLC, John C. Kirkland, Brendan T. O’Neil, Richard H. Kreger and Keith Coulston.